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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

Puroflow Incorporated (Name of Issuer)
Common Stock, par value $0.15 (Title of Class of Securities)
746375104 (CUSIP Number)

Richard A. Krantz
Robinson & Cole LLP
Financial Centre
695 East Main Street
Stamford, Connecticut 06901
(203) 462-7505
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2003 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). MSR I SBIC, L.P.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 322,584
(8) Shared Voting Power 53,000(1)
(9) Sole Dispositive Power 322,584
(10) Shared Dispositive Power 53,000(1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 375,584(1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 20.3%
(14) Type of Reporting Person (See Instructions) PN

(1) Includes 50,000 shares of Common Stock underlying the Warrants

(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). Tri-Lev LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 3,000
(8) Shared Voting Power 372,584(1)
(9) Sole Dispositive Power 3,000
(10) Shared Dispositive Power 372,584(1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 375,584(1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 20.3%
(14) Type of Reporting Person (See Instructions) OO

(1) Includes 50,000 shares of Common Stock underlying the Warrants

(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). MSR Advisors, Inc.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 50,000(1)
(8) Shared Voting Power 325,584
(9) Sole Dispositive Power 50,000(1)
(10) Shared Dispositive Power 325,584
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 375,584(1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 20.3%
(14) Type of Reporting Person (See Instructions) OO

(1) Includes 50,000 shares of Common Stock underlying the Warrants.

(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). MSR I SBIC Partners, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Connecticut

Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 0
(8) Shared Voting Power 375,584(1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 375,584(1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 375,584(1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 20.3%
(14) Type of Reporting Person (See Instructions) OO

(1) Includes 50,000 shares of Common Stock underlying the Warrants.

(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). Daniel A. Levinson
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) AF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 0
(8) Shared Voting Power 375,584(1)
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 375,584(1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 375,584(1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 20.3%
(14) Type of Reporting Person (See Instructions) IN

(1) Includes 50,000 shares of Common Stock underlying the Warrants.

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (this "Schedule13 D") relates to (i) the common stock, par value $0.15 per share (the "Common Stock"), of Puroflow Incorporated, a Delaware corporation (the "Issuer") acquired from Issuer in a private offering (the "Private Offering") pursuant to those certain Subscription Agreements by and between Issuer and MSR I SBIC, L.P., and Issuer and Tri-Lev LLC (the "Subscription Agreements"); and (ii) warrants to purchase shares of Common Stock, exercisable until December 31, 2012, at $7.75 per share (the "Warrants") acquired pursuant to that certain Management Services Agreement (the "MSA") by and between Issuer and MSR Advisors, Inc. The Common Stock and Warrants sometimes are collectively referred to as the "Securities" in this Schedule 13D.

The address of Issuer's principal office is 1016 Lanark Street, Sun Valley, California.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed on behalf of MSR I SBIC, L.P., a Delaware limited partnership ("MSRI"), MSR Advisors, Inc. a Delaware Subchapter "S" corporation ("MSRA"), MSR I SBIC Partners, LLC, a Delaware limited liability company ("MSRI Partners"), Tri-Lev LLC, a Connecticut limited liability company ("Tri-Lev"), and Daniel A. Levinson, an individual and citizen of the United States ("Levinson" and, collectively with MSRI, MSRA, MSRI Partners, and Tri-Lev, the "Reporting Persons").

Appendix A attached hereto and incorporated herein by reference sets forth with respect to each general partner, executive officer and director of MSRI, MSRA, MSRI Partners, and Tri-Lev the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

MSRI's principal business is to invest in small to mid-sized companies with less than $18,000,000 in net worth. The principal address of MSRI is 8 Wright Street, Westport, Connecticut 06880.

Tri-Lev's principal business is investing in a variety of investments. The principal business address of Tri-Lev is 8 Wright Street, Westport, Connecticut 06880.

MSRA's principal business is to act as an investment counselor and portfolio manager of certain funds. The principal business address of MSRA is 8 Wright Street, Westport, Connecticut 06880.

MSRI Partners' principal business is acting as the general partner of MSRI. The principal business address of MSRI Partners is 8 Wright Street, Westport, Connecticut 06880.

Levinson's principal business is acting as the president of MSRA.

None of the Reporting Persons or the individuals listed in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

None of the Reporting Persons or the individuals listed in Appendix A has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 11, 2003, Issuer and MSRI and Issuer and Tri-Lev entered into the Subscription Agreements, effective as of April 29, 2003, pursuant to which Issuer agreed to sell and MSRI and Tri-Lev agreed to purchase shares of Common Stock at a price of $7.75 per share. MSRA and Issuer have entered into the MSA, pursuant to which Issuer agreed to provide services to Issuer in exchange for, among other things, 50,000 Warrants at an exercisable at $7.75 per share. The acquisitions of shares by MSRI and Tri-Lev were funded out of working capital. MSRA acquired the Warrants as partial consideration for services rendered pursuant to the MSA.

ITEM 4. PURPOSE OF TRANSACTION

The Securities have been acquired for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business. Levinson participates directly in the management of the Issuer through representation on the Issuer's Board of Directors (the "Board") by virtue of Levinson's appointment to fill a vacancy on the Board effective as of May 1, 2003.

The Reporting Persons intend to review the investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Securities or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately-negotiated transactions. Similarly, depending on market conditions and other factors, the Reporting Persons may determine to dispose of some or all of the Securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals that relate to or would result in:

    (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present Board of Directors of management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

    (h) Causing a class of the securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be traded in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

    (j) Any action similar to any of those listed above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own up to 375,584 shares of Common Stock, representing in the aggregate approximately 20.3% of the outstanding shares of Common Stock, based on the number of shares of Common Stock reported to be outstanding as of March 12, 2003, in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended January 31, 2003, as filed with the Securities and Exchange Commission (the "SEC") on March 31, 2003, together with (i) the number of shares of Common Stock issued in the Offering pursuant to which MSRI and Tri-Lev, along with other purchasers, acquired their shares and (ii) the number of shares underlying the Warrants (such number of outstanding shares, the "Current Number"). Each Reporting Person expressly disclaims beneficial ownership of any Securities beneficially owned by any other Reporting Person.

Due to their relationship with one another, the Reporting Persons may be deemed to constitute a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to their beneficial ownership of the shares of Common Stock and Warrants. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock or Warrants held by any other Reporting Person.

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power		Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
	Common Stock	Underlying Warrants(1)	Common Stock	Underlying Warrants(1)
MSRI	322,584	0	325,584	50,000	375,584	20.3%
Tri-Lev	3,000	0	325,584	50,000	375,584	20.3%
MSRA	0	50,000	325,584	50,000	375,584	20.3%
MSRI Partners	0	0	325,584	50,000	375,584	20.3%
Daniel A. Levinson	0	0	325,584	50,000	375,584	20.3%

(1) Warrants are exercisable until December 31, 2012.

(c) other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions involving the Common Stock or the Warrants in the 60 days prior to filing this Schedule 13D.

(d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.

ITEM 7. MATERIAL FILED AS EXHIBITS

  Joint Filing Agreement, dated May 9, 2003 (filed herewith).
  Power of Attorney, dated May 9, 2003 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated as of May 9, 2003

MSR I SBIC, L.P.

By: MSR I SBIC Partners, LLC

    By: /s/ Daniel A. Levinson

             Daniel A. Levinson

             Its: Managing Member

Tri-Lev LLC

By: MSR Advisors, Inc.

    By: /s/ Daniel A. Levinson

             Daniel A. Levinson

             Its: President

MSR Advisors, Inc.

By: /s/ Daniel A. Levinson

             Daniel A. Levinson

             Its: President

MSR I SBIC Partners, LLC

By: /s/ Daniel A. Levinson

             Daniel A. Levinson

             Its: Managing Member

Daniel A. Levinson

/s/Daniel A. Levinson

Daniel A. Levinson

APPENDIX A

MSR ADVISORS, INC.; Investment Advisor to MSRI and Manager of Tri-Lev

Each of the listed persons is a resident of the United States and has his/her business address at 8 Wright Street, Westport, Connecticut 06880. Unless otherwise noted, each of the listed persons' principal occupation is also their position with MSRI Advisors.

NAME/PLACE OF CITIZENSHIP	POSITION WITH MSRI ADVISORS, INC.
Daniel A. Levinson	Sole Shareholder/President
Kerri Cagnassola	Chief Financial Officer
David Schneider	Vice President
Marshall Kiev	Chief Operating Officer

MSR I SBIC Partners, LLC: General Partner of MSRI

Each of the listed individuals is a resident of the United States and has his/her business address at 8 Wright Street, Westport, Connecticut 06880.

NAME/PLACE OF CITIZENSHIP	POSITION WITH MSRI PARTNERS	PRINCIPAL OCCUPATION
Daniel A. Levinson	Managing Member	President of MSRA
Kerri Cagnassola	Member	CFO of MSRA
Marshall Kiev	Member	Chief Operating Officer of MSRA
David Schneider	Member	VP of MSRA

MSR I SBIC, L.P.

Unless otherwise noted below, each of the listed persons is a resident of the United States and has its business address at 8 Wright Street, Westport, Connecticut 06880. MSR Partners principal occupation is also its position with MSR I SBIC, LP.

NAME/PLACE OF CITIZENSHIP	POSITION WITH MSRI
MSR I SBIC Partners, LLC	General Partner

TRI-LEV LLC

Unless otherwise noted below, each of the listed persons is a resident of the United States and has a business address at 8 Wright Street, Westport, Connecticut 06880. Unless otherwise noted, each of the listed persons' principal occupation is also their position with MSRI Partners.

NAME/PLACE OF CITIZENSHIP	POSITION WITH MSRI ADVISORS, INC.	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS/RESIDENTIAL ADDRESS
Daniel A. Levinson	Managing Member	President of MSRA
MSR Advisors	Manager	Investment Counselor and Portfolio Manager
Jonathan Levinson	Member	Private Investor	75 Dorchester Road, Scarsdale, New York 10583
Deborah Weber	Member	Homemaker	220 Mulbury Road, Orange, Connecticut 06477